UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2018

Commission File Number: 001-38354

Corporación América Airports S.A.

(Name of Registrant)

4, rue de la Grève
L-1643, Luxembourg
Tel: +35226258274

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

CORPORACIÓN AMÉRICA AIRPORTS S.A.

FORM 6-K

Corporación América Airports S.A. (the “Company”) held its annual general meeting of shareholders (the “Meeting”) on Wednesday, May 30, 2018, at the Company’s registered office located at 4, rue de la Grève L-1643, Luxembourg, at 10:00 a.m. (Luxembourg time). The Company’s shareholders approved and adopted all matters submitted to them at the Meeting.

Results of the Meeting

Each of the proposals listed below was approved at the Meeting by the affirmative vote of a simple majority of the voting rights present or duly represented at the Meeting:

1.       Approval of the financial statements and the management report and acknowledgment of the independent auditor’s report.

The Meeting resolved to approve the International Accounting Standards Board (IASB) and the European Union International Financing Reporting Standards (EU IFRS) consolidated financial statements of the Company for the financial year ended December 31, 2017 (the “2017 Financial Year”),the Company’s annual accounts for the 2017 Financial Year (together, the “Financial Statements”) and the management report and acknowledged the report of the Company’s independent auditor.

For		Against		Abstain
Votes	%	Votes	%	Votes	%
145,284,444	99.999%	1,490	0.001%	144,900	0.099%

2.       Allocation of results for 2017 Financial Year.

The Meeting acknowledged that the Company has made a profit with respect to the 2017 Financial Year, in an aggregate amount equal to US$ 3,482,829.60, and resolved to allocate an amount of US$ 174,141.48 to the legal reserve and to carry forward the balance of profits to the next financial year.

For		Against		Abstain
Votes	%	Votes	%	Votes	%
145,284,344	99.999%	1,090	0.001%	145,400	0.099%

3.       Discharge (quitus) of the members of the Board for the exercise of their mandate for the 2017 Financial Year.

The Meeting resolved to grant discharge (quitus) to each of the present and past members of the board of directors of the Company (the “Board”) for the performance of their duties for, and in connection with, the 2017 Financial Year.

For		Against		Abstain
Votes	%	Votes	%	Votes	%
145,279,854	99.996%	5,580	0.004%	145,400	0.099%

4.       Authorization of the remuneration of the members of the Board.

The Meeting resolved to set the gross remuneration for the members of the Board, for the performance of their duties during the 2017 Financial Year, in an aggregate amount equal to EUR 49,167.00.

For		Against		Abstain
Votes	%	Votes	%	Votes	%
145,282,164	99.997%	3,670	0.003%	145,000	0.099%

5.       Appointment of the independent auditor (cabinet de révision agréé) for the financial year ending on December 31, 2018.

The Meeting resolved to appoint PricewaterhouseCoopers as independent auditor (cabinet de révision agréé) for the establishment of the annual accounts and consolidated financial statements of the Company for the financial year ending December 31, 2018, and to grant power and authority to the Board to enter into the relevant agreement (in accordance with market standards) with PricewaterhouseCoopers.

For		Against		Abstain
Votes	%	Votes	%	Votes	%
145,284,844	99.999%	1,090	0.001%	144,900	0.099%

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 6, 2018
Corporación América Airports S.A.

	By:	/s/ Andres Zenarruza
	Name:	Andres Zenarruza
	Title:	Legal Manager

	By:	/s/ Raúl Guillermo Francos
	Name:	Raúl Guillermo Francos
	Title:	Chief Financial Officer